Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Company” or “Rio Alto”)
1950 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada

2.	Date of Material Change

December 19, 2012

3.	News Release

A press release was disseminated on December 19, 2012 via Marketwire.

4.	Summary of Material Change

Rio Alto has been approved for listing on the New York Stock Exchange.

5.	Full Description of Material Change

5.1 Full Description of Material Change

The Company’s common shares will open for trading on the NYSE Friday, December 21, 2012 under the ticker symbol “RIOM”. Streicher & Co. is the Designated Market Maker for Rio Alto’s shares.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Anthony Hawkshaw, CFO
Tel: (604) 628-1401 or 778-389-5907

9.	Date of Report

December 19, 2012